UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2014

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Highlights

•	Key agreements executed to convert the 125,000 m3 LNG carrier Hilli to a floating liquefaction vessel.

•	Hilli conversion activities commenced at Black & Veatch offices in US and at the Keppel Yard in Singapore.

•	Sold a 10% stake in the entity that owns the Hilli to a Keppel Corporation wholly owned subsidiary.

•	Successfully closed a secondary offering of 32,000,000 World Shipholding shares.

•	Sir Frank Chapman replaced John Fredriksen as Chairman of the Board.

•	Took delivery of the new-build LNG carriers Golar Penguin and Golar Bear.

•	Third quarter (3Q) Vessel utilisation up from 47% to 56% increasing revenues by 37% to $28.8 million.

•	3Q Vessel operating expenses fell by 5% to $11.2 million.

•	EBITDA* generated in the quarter rose by $4.3 million to $5.9 million.

•	3Q net profit of $7.8 million (incl. $7.3 million non-cash gain on interest rate swaps) vs. 2Q $24.2 million loss .

•	Board maintains dividend at $0.45 per share for the quarter.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Subsequent Events

•	Took delivery of the new-build LNG carriers Golar Frost and Golar Glacier.

•	Golar Viking commenced 5-yearly dry-dock in early November.

•	Sold a small minority stake in the entity that owns the Hilli to Black & Veatch International, a wholly owned subsidiary of Black & Veatch Corporation.

Financial Review

Golar LNG Limited Results
The Company’s 3Q results generated an unsatisfactory EBITDA of $5.9 million. This does however represent a $4.3 million improvement over 2Q EBITDA of $1.6 million. Utilization of the spot fleet improved with the Golar Crystal (“Crystal”) being available for the entire quarter and employed for much of it and the Golar Celsius (“Celsius”) securing its first charter during the quarter. This contributed to a 41% increase in the number of fleet commercial on-hire days and a corresponding $7.8 million increase in operating revenue from $21.1 million in 2Q to $28.8 million for 3Q.

Voyage costs increased $2.9 million from $3.2 million in 2Q to $6.1 million in 3Q. Spot chartering activity rose in July as a temporary winter related contango in LNG pricing increased the amount of positioning and repositioning of vessels for voyages and therefore voyage costs. Two further new-builds, the Golar Penguin (“Penguin”) and the Golar Bear (“Bear”) were delivered in mid-September, both of which spent the remainder of the quarter positioning from the yard in Korea to Singapore for bunkering and storing up. The Golar Viking (“Viking”) also experienced additional offhire and therefore fuel consumption that further contributed to the increase in quarterly voyage costs. Despite the addition of 69 vessel operating days for the two newly delivered carriers and a full quarter operating the Crystal, vessel operating expenses decreased by $0.6 million from $11.8 million in 2Q to $11.2 million in the 3Q. Second quarter costs were negatively impacted by particularly high repairs and maintenance costs for the Viking and Golar Arctic, which were not recurring in 3Q. In the case of Viking, where possible, non-essential repairs and maintenance had been deferred until the vessels dry-docking in November. Newbuild expansion crew costs were in line with prior quarter costs.

Administrative expenses increased $1.1 million from $4.5 million in 2Q to $5.6 million in 3Q. Most of the increase was due to non-recurring staff costs. As the Hilli commenced its conversion to the first of Golar’s floating LNG liquefaction vessels during the quarter, its depreciation was suspended and will not recommence until after completion in 2017. This has led to a decrease in depreciation from $12.1 million in 2Q to $11.2 million in 3Q.

The contribution to the Company’s net income from operations includes dividend income derived from the Company’s share of common units, its general partner stake and incentive distribution rights (“IDRs”) in Golar LNG Partners LP (“Golar Partners” or the “Partnership”), which collectively totalled $7.2 million for the 3Q. Of the $0.8 million increase over 2Q income of $6.4 million, $0.5 million was due to the higher value of IDRs with the balance due to the $0.025 per unit increase in distribution declared in respect of 2Q, but paid in 3Q. The Company also received a cash dividend of $8.7 million in respect of its ownership of the Partnership’s subordinated units and this is accounted for using the equity accounting method. Golar has accounted for its share of the Partnership’s 3Q earnings (based on its ownership interest in the subordinated units only) through the Equity in net earnings of affiliates line item in the income statement. The $4.0 million increase over 2Q Equity in net earnings of affiliates from $4.0 million to $8.0 million was primarily due to a tax credit recognised in the 3Q accounts of Golar Partners. When all classes of ownership are taken into account, the aggregate underlying cash dividend received from the Partnership during 3Q of 2014 increased to $15.9 million from $14.8 million in 2Q. This brought the cash receipt up to a level in line with the fourth quarter of 2013, immediately prior to Golar’s sale of 3.4 million common units in the Partnership.

Net interest expense increased from $1.4 million in 2Q to $1.7 million in 3Q, mainly as a result of a full quarter’s interest expense on the Crystal, together with interest on the Penguin and Bear, the loans for which were drawn down in September, partly offset by increased interest income received on the proceeds of the June equity offering. Included in Other Financial Items of $0.4 million is a $7.3 million non-cash mark-to-market valuation gain on interest rate swaps due to increases in long term interest rates in the period.

Investment Review

Hilli Conversion Contract
On July 2 the Company ordered the world’s first floating liquefaction vessel to be based on the conversion of an existing LNG carrier the Hilli. The primary contract for the Hilli conversion was entered into with Singapore’s Keppel Shipyard Limited (“Keppel”). Keppel simultaneously entered into a sub-contract with global engineering, procurement and construction company Black & Veatch who will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the floating LNG vessel topsides and liquefaction process.

Following execution of the above contract, the Company entered into negotiations with a wholly owned subsidiary of Keppel for their purchase of a ten percent interest of the Golar entity which owns the Hilli (Golar Hilli Corporation). Both a share purchase and sale agreement and a shareholders agreement were negotiated and the agreements were executed and the transactions closed in early September. Following the end of the quarter, on November 13, 2014, the Company executed agreements with Black & Veatch International, a subsidiary of Black & Veatch Corporation for a further minority interest in Golar Hilli Corporation. Other key vendors have also expressed an interest in their own direct investment. Golar is currently reviewing the benefits of these proposals. Investments such as these, made by key contracting parties responsible for conversion of the vessel, align interests in successful project execution and demonstrate to Golar investors and prospective floating LNG customers, the sponsors’ confidence in the feasibility, performance and cost competitiveness of the floating LNG project.

The Golar Hilli has now been delivered to the Keppel shipyard in Singapore for commencement of conversion works. Orders for all major long lead items have been completed and detailed design work is well underway. The project remains on budget and schedule for delivery from the Keppel yard in the first half of 2017.

New-build Deliveries
The Company took delivery of its fourth and fifth Samsung built Tri-fuel Diesel Electric (“TFDE”) LNG carriers, the Penguin and Bear on the 18th and 19th of September respectively. Both vessels were financed through the previously announced $1.125 billion syndicated term-facility with approximately 65% leverage equal to $129 million each. During the remainder of the quarter, the vessels proceeded to Singapore for bunkering and storing up. The Penguin subsequently secured a charter in October that will see her employed to the end of the fourth quarter whilst the Bear has been positioned to the Atlantic where greater chartering opportunities are currently expected.

Subsequent to the quarter end, two further TFDE LNG carriers were delivered. The Samsung built Golar Frost was delivered on October 15 and the first of two Hyundai built carriers, the Golar Glacier, was delivered on October 16.

Dry-dockings
No vessels were dry-docked during 3Q. The Viking completed a short voyage charter in the Pacific basin on October 19 and entered Keppel dry dock on November 6. Work is expected to be completed by December 10. Whilst in dry-dock the Company is making arrangements for the Viking to be deployed in a potential far-east trade opportunity.

Commercial Review

Shipping and the LNG Market
Short-term shipping rates together with market activity picked up during 3Q after a low point reached in early July. In the second half of July buyers in both Argentina and Brazil came to the market for spot cargoes, which, along with additional demand, created a number of new shipping requirements, absorbing spare tonnage and boosting charter rates towards $60,000 - 70,000/day by the end of the month. Fixing activity remained relatively high during August. Assessed spot rates for TFDEs remained in the high $60,000’s with various outliers below and above these rates due to individual circumstances.

Early September saw traders remain active in the spot chartering market whilst the large energy firms were less so. Signs of decreasing demand for LNG, particularly in the main Far East markets, became increasingly apparent. Spot charter rates for TFDEs edged a little lower during September ending the quarter in the mid-to-low $60s range.

The recent Nigeria LNG tender to replace its older generation vessels with TFDE carriers is yet another sign that the industry is increasingly recognizing the significant efficiency gains to be realized through modernization. While the results of the tender process remain unclear, the Company sees this as a continuation of the integration of the ultra-efficient TFDE vessels as the low operating cost provider. With the vast majority of Golar’s available fleet being of such quality, the Company anticipates a strong long term earnings contribution from its new-build carriers.

The factors which have been supporting an increased utilization of the fleet are expected to become less influential as the contango in LNG pricing unwinds and as Far East spot LNG prices weaken in conjunction with oil. The near-term start-up of Queensland Curtis and continued ramp up of PNG is expected to provide limited near-term upside. The first half of 2015 is therefore expected to be a challenging environment for LNG fleet utilization, ahead of a more positive outlook to follow. Between 2014 and 2017 we anticipate a growth in LNG production of 32% but expect fleet growth to be less than this. Today, the global LNG fleet consists of approximately 380 vessels (excluding FSRUs and vessels less than 18,000cbm) with an order book of 126 new-builds. A recent pick-up in new-build order activity for 2017 and beyond does however emphasize the need for continued caution.

Business Development Review

FSRU activities
Ghana’s FSRU project continues to advance towards a Final Investment Decision in early 2015. While material hurdles remain, the project has made solid progress towards securing government support. Work is now on-going to resolve remaining technical, commercial, credit and financial matters. The Board sees positively the project’s recent developments and is optimistic about the prospects for bringing employment of the Golar Tundra and thus this project to fruition with lead partner Quantum Power.

While the Company continues to market the Golar Tundra outside of West Africa, several new opportunities have developed for smaller FSRUs in the 1 to 2 mmtpa range in Central America and South East Asia. The Board believes that Golar’s ability to offer the market both large new-build FSRUs and mid-sized FSRU conversions positions the Company to build on its market leading position in long-term FSRU contracts.

Construction of the 160,000m3 FSRU Golar Eskimo is expected to complete next month in advance of the scheduled 2015 commencement of service in Aqaba, Jordan.

Golar Floating Liquefaction - The Investment Proposition
Golar’s strategic intent is to become a fully integrated LNG mid-stream services provider covering floating LNG liquefaction, shipping and regasification services. This intent has grown out of success in the shipping and regasification elements of the LNG value chain, where Golar now owns one of the largest and most modern fleets in the industry.

The investment proposition is now to extend further upstream in the LNG value chain by adding Golar floating LNG liquefaction (“GoFLNG”) capability. GoFLNG will bring substantially lower unit cost liquefaction, shorter lead-times and a significantly lower execution risk profile when compared to conventional land based liquefaction plants. These advantages will be most pronounced for commercialisation of gas resources in remote locations or developing economies with as yet limited established industrial capability and infrastructure.

The application of GoFLNG technology is able to achieve LNG prices, delivered ex-ship, of some $10/mmbtu (equivalent to approximately $60 / barrel oil price) for a reasonable range of assumed feed gas prices and markets as distant as 10,000 nautical miles from the production source. This will make GoFLNG production competitive against other LNG schemes as well as oil, on an energy equivalent basis, even at oil prices substantially below today's levels.

Alongside the advantages of cost, lead-time and risk reduction, this strategy will also facilitate the commercialisation of accumulations of gas or associated-gas much smaller than those hitherto needed to justify the capital costs of land based solutions. Because the GoFLNG facilities can be repositioned after field depletion, resources will no longer be required to fill 20-year plateau production profiles. This brings too the possibility to deploy GoFLNG for shorter-term applications, for example as early production schemes for planned longer lead-time land based projects.

These attributes will render GoFLNG technology attractive to a wider range of national resource holders and upstream exploration and production players. This will extend the potential number and location of LNG supplies and change the economics of LNG supply to a range of new smaller markets. More small and mid-size sources of supply and customers will diversify the LNG business landscape; a critical step towards the ultimate disaggregation of the LNG value chain, necessary for progress towards ultimately a fully traded, fungible and global LNG market.

In summary, Golar believes that its GoFLNG investment proposition is built around a sound commercial context and a business opportunity-set that can be accessed through GoFLNG’s structurally lower unit costs, shorter lead times and lower risk profiles. It is a credible and practicable addition to today’s LNG business model that will allow smaller resource holders, developers and customers to occupy a legitimate space alongside the largest resource holders, major and super-major IOC’s and mega LNG offtakers. For these existing LNG proponents, the inherent attributes of GoFLNG will also represent a compelling alternative to today’s approach.

Golar Floating Liquefaction - Business Development Progress
The investment proposition has been positively received by a number of stakeholders. Today the company is developing a funnel of opportunities, which includes possible transactions in Africa, Canada, the United States Gulf Coast and Latin America. These possible transactions are at various levels of maturity; two examples are outlined below.

In West Africa the Company is working on multiple opportunities with the most advanced targeting the execution of heads of terms by year-end for the deployment of the first 2.4 mtpa GoFLNG vessel by the first half 2017. Substantial progress has been made with a gas producer and host government in respect of technical, commercial and fiscal matters under which this liquefaction vessel will be regulated. The project now aims to finalize in the first half of 2015 all necessary approvals and licenses required to operate the liquefaction facility and export the LNG. These current discussions take place with counterparties who are prepared to commit to and utilize half of the vessels capacity. The Board is optimistic that further contracts to fill the remaining capacity would be possible in this gas rich region.

The Company is also optimistic about the opportunity set in the Douglas Channel and has focused on developing its working relationship with the Haisla Nation, which is the key First Nations group in the area. Upon approval from the Haisla, Golar plans to initiate permitting activities on the first phase of the 15mtpa Cedar LNG Project within the first quarter of 2015. The first tranche envisages the deployment of two GoFLNG vessels having a capacity of approximately 5.8 mtpa.  In parallel, Cedar LNG aims to finalize terms on gas transportation capacity to facilitate long-term supply to the project.  This initiative is focussed on achieving FID in the latter part of 2016.1

Investors are reminded that each of the Company’s opportunities involve the development and execution of a complex set of commercial and technical agreements between Golar, our counterparties, and the relevant host nation. Therefore, notwithstanding positive progress on many fronts, these projects cannot be considered firm until parties have entered into binding contractual commitments.

Financing Review

Since July 2013, Golar has raised approximately $1.9 billion with a mixture of bank financing, ECA backed funding and sale and leaseback transactions. Of the total $2.74 billion new-building capital expenditure, $2.0 billion has been paid and there remains funding available of $0.8 billion from the financings already entered into. Although the Company’s carrier and FSRU new-building programme is fully funded, discussions regarding additional financing in respect of the November 2015 delivering FSRU Golar Tundra are also at an advanced stage. This will release further funding for investment elsewhere in the business.

______________________________
1Negotiations for settlement of legacy issues relating to the Douglas Channel Project are expected to draw to a successful conclusion. As part of these arrangements, Golar will no longer be an active participant in the original small scale barge-based BC LNG Project. However Golar will retain collateral on various assets developed for that project in the event of sanction of a successor scheme.

In June 2014, Golar initiated its first GoFLNG project through a registered equity offering of 12,650,000 shares of its common stock generating total net proceeds to the Company of USD $661 million. A portion of these proceeds was used to fully fund the initial milestone payments under the Conversion Agreement and instigate the conversion of the LNG carrier Hilli to a GoFLNG vessel. The proceeds will also partly fund future scheduled payments under the Conversion Agreement. To date, $320 million of the conversion cost has been paid by Golar. Keppel’s 10% equity participation will contribute up to $130 million. The Company has received written indications from potential lenders willing to finance around 70% of the cost upon execution of a commercial contract. These proposals also make provision for financing the pre-delivery construction phase of the project. Such financing will plug the difference between total construction cost and the equity already raised and will leave significant growth capital for further vessels.

Golar currently owns 41.4% of the units in Golar Partners. Notwithstanding the share price being adversely impacted by the current negative sentiment towards oil and gas focussed businesses, based on the current share price of $33.87 the value of this investment is approximately $880 million. The USD $250 million convertible bond expiring in March 2017 has a current conversion price of $48.86 and is trading at 126.22%. A full conversion of this to equity will increase the number of shares by 5 million and strengthen the Company’s balance sheet through a reduction of USD $235 million in net debt.

Corporate and other matters

Secondary offering of 32,000,000 World Shipholding shares
On September 4 the Company announced a secondary offering of 27,826,087 shares of its common stock together with an underwriter’s option to purchase up to 4,173,913 further common shares collectively held by Golar’s then principal shareholder, World Shipholding Limited. The following day the shares were priced at $58.50 per share. On September 10 the Company announced that the underwriters had exercised their option to purchase their allotted shares and that the secondary offering of the 32,000,000 World Shipholding shares had closed. BofA Merrill Lynch, Citigroup, Goldman, Sachs & Co., Morgan Stanley and RS Platou Markets AS acted as joint book-running managers and Arctic Securities, BNP Paribas, DNB Markets and Pareto Securities acted as co-managers in the offering.

Following the offering, World Shipholding’s stake in the company was reduced from 36% to 2% and on September 19 Sir Frank Chapman was appointed as Chairman of the Company’s Board of Directors replacing John Fredriksen. Sir Frank Chapman’s 40 years of experience in the oil and gas business culminated in a 12 year period as CEO of BG Group plc. Under his leadership, which spanned significant variations in oil and gas pricing environments, BG Group grew from the modest UK-based Exploration and Production interests of the old British Gas into an international integrated oil and gas major. Operating profits grew from around $50 million in 1996 to more than $8 billion in 2012. Sir Frank and Tor Olav Troim, the Company’s vice Chairman and the rest of the Board all share the same ambition for Golar which is to transform it into a low cost integrated midstream LNG company capable of pursuing and delivering projects in the most adverse energy pricing environments.

Shares and options
As at September 30, 2014, the total number of shares outstanding in Golar excluding options is 93.3 million. In addition there were 0.5 million outstanding stock options. Subsequent to the quarter end, The Board of Golar LNG Limited authorized the issue of up to 2,500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme. Of the 2,500,000 authorized options, 1,750,000 were issued and the remaining 750,000 will be issued at the future discretion of the Board. The newly issued 1.75 million issued options have a strike price of $58.50 per share which will be adjusted for each time the Company pays dividends. Fifty percent of recipients' allotted options will vest on October 21, 2017 and the remaining fifty percent a year later. The option period is five years.

At the Annual General Meeting on September 19 it was resolved that the Company’s authorised share capital be increased from US$100,000,000 common units with a US$ 1.0 par value to $150,000,000 divided into 150,000,000 common shares of US$ 1.0 par value each. The increase in authorised share capital is meant to give the Board flexibility to fund growth in the floating LNG segment and to finance opportunistic opportunities in the M&A market to support the same strategy.

Dividend
Coinciding with a chartering market that is expected to be weak for the next 12-15 months, Golar has embarked on a period of rapid growth linked to the new investments in the floating LNG liquefaction business. Despite a change in shareholder composition, the Board continues to maintain the position that a regular and stable to growing dividend is a key part of the return to shareholders. With respect to 3Q, the Board has decided to maintain the dividend at $0.45 per share. The Company does not expect further material growth in the dividend ahead of an upturn in the shipping market or until the floating LNG liquefaction units become free cash generative.

The record date for the dividend will be December 5, ex-dividend date is December 3 and the dividend will be paid on or about December 30, 2014.

Outlook

Notwithstanding the recent upturn in the LNGC chartering market reflected in the improved revenue this quarter, the chartering market remains challenging and present profitability unsatisfactory. The positive development in 3Q rates and utilisation has continued into the fourth quarter, so the Board currently expects the operating results in 4Q to reflect an improvement over 3Q. Present market dynamics are however linked to the seasonal contango in the gas market and thus a challenging chartering market is anticipated for the first half of 2015. Looking at the longer term, the Company’s expectation is that the market has started the recovery from its low point. With the significant incremental production set to come on stream through 2015 and into 2016, the Board expects to see a more sustained improvement in rates and utilization. In a tighter market, the Board anticipates increased opportunities to contract for medium to longer terms at more attractive rates. In the meantime the Company will continue to build relationships with key industry players, maintain excellence in safe efficient operations and market the clear technological advantages of its ultra-modern fleet. The main challenge in this period will be to achieve a high level of fleet utilisation.

Golar anticipates that all ten of its new-build carriers will have been delivered and commenced operations by 1Q, 2015. The final discussion around contractual arrangements for the ordering of the company’s second GoFLNG vessel, the conversion of the Gimi, is also making good progress. An investment decision for the conversion of the Gimi is expected shortly.

Recruitment of new employees to support the Company’s growth programme is progressing well. Shareholders should expect G&A costs to increase over the coming quarters mainly due to additional project work, but also due to non-cash costs linked to the recently announced option program designed to incentivize and retain key personnel.

The recent equity transactions involving Golar Hilli Corporation and our two key floating LNG partners, Keppel and Black and Veatch, have created significant alignment which will support successful implementation of the conversion project. The Company’s ability to offer fully funded LNG production capacity beginning in 2017 creates a competitive advantage in the market place. This together with current rising customer interest, underpins the Company’s belief in the prospects for Golar having multiple vessel deployments well ahead of its rivals.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

November 26, 2014
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

Time and voyage charter revenues	26,009	18,336	62,881	74,955	90,558
Vessel and other management fees from Golar Partners	2,825	2,748	8,003	5,115	9,270
Total operating revenues	28,834	21,084	70,884	80,070	99,828

Vessel operating expenses	11,206	11,785	36,758	31,673	43,750
Voyage and commission expenses	6,135	3,241	15,490	8,511	14,259
Administrative expenses	5,630	4,507	15,001	15,470	22,952
Depreciation and amortization	11,220	12,132	35,687	26,319	36,871
Impairment of long-term assets	—	—	—	—	500
Total operating expenses	34,191	31,665	102,936	81,973	118,332

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	184	(483)	35,220	65,492	65,619
Other operating gains and losses	—	—	1,317	—	—

Operating (loss) income	(5,173)	(11,064)	4,485	63,589	47,115

Other non-operating income (expense)
Dividend income	7,174	6,439	20,029	22,916	30,960
Other	313	(750)	281	(3,422)	(3,355)
Total other non-operating income	7,487	5,689	20,310	19,494	27,605

Financial income (expenses)
Interest income	322	4	609	3,273	3,549
Interest expense	(2,070)	(1,371)	(5,605)	—	—
Other financial items	(410)	(22,024)	(39,146)	33,035	38,219
Net financial (expense) income	(2,158)	(23,391)	(44,142)	36,308	41,768

Income (loss) before taxes and equity in net earnings of affiliates	156	(28,766)	(19,347)	119,391	116,488
Taxes	(415)	566	765	2,112	3,404
Equity in net earnings of affiliates	8,028	3,970	15,112	9,899	15,821

Net income (loss)	7,769	(24,230)	(3,470)	131,402	135,713

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

Net income (loss)	7,769	(24,230)	(3,470)	131,402	135,713

Other comprehensive income (loss):
Gain associated with pensions (net of tax)	—	—	—	—	5,078
Net gain on qualifying cash flow hedging instruments (1)	4,599	513	6,350	3,892	5,010
Net (loss) gain on investments in available-for-sale securities	(18,825)	61,425	39,508	32,566	1,885
Other comprehensive (loss) income	(14,226)	61,938	45,858	36,458	11,973
Comprehensive (loss) income	(6,457)	37,708	42,388	167,860	147,686

(1) Includes share of net gain of $0.3 million for the quarter ended September 30, 2014 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended June 30, 2014: $0.5 million net loss).

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2014	2013
(in thousands of $)	Sep-30	Dec-31

ASSETS
Current
Cash and cash equivalents	390,004	125,347
Restricted cash	—	23,432
Other current assets	25,086	26,606
Amounts due from related parties	12,051	6,311
Short-term debt due from related party	20,000	—
Total current assets	447,141	181,696
Non-current
Restricted cash	3,111	3,111
Investment in available-for-sale securities	306,859	267,352
Investment in affiliates	340,168	350,918
Cost method investments	204,172	204,172
Newbuildings	595,716	767,525
Asset under development	293,434	—
Vessels and equipment	1,369,959	811,715
Other long-term assets	57,122	78,732
Total assets	3,617,682	2,665,221

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	66,771	30,784
Other current liabilities	73,530	59,427
Amounts due to related parties	—	363
Total current liabilities	140,301	90,574
Long-term
Long-term debt	999,275	636,244
Long-term debt due to related party	—	50,000
Other long-term liabilities	84,301	84,266
Total Liabilities	1,223,877	861,084

Equity
Stockholders' equity	2,393,805	1,804,137

Total liabilities and stockholders' equity	3,617,682	2,665,221

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2014	2014	2013	2013
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	7,769	(24,230)	(3,470)	131,402	135,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,220	12,132	35,687	26,319	36,871
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(2,616)	(2,615)	(3,487)
Amortization of deferred charges and debt guarantee	590	557	1,683	509	1,120
Gain on disposal to Golar Partners (including amortization of deferred gain)	(183)	483	(35,219)	(65,492)	(65,619)
Equity in net earnings of affiliates	(8,028)	(3,970)	(15,112)	(9,899)	(15,821)
Dividend income from available-for-sale and cost investments recognized in operating income	(7,174)	(6,439)	(20,029)	(22,916)	(30,960)
Dividend received	15,907	15,403	46,060	47,319	64,198
Drydocking expenditure	(93)	(2,484)	(3,296)	(235)	(4,248)
Stock-based compensation	73	157	314	416	500
Gain on disposal of high yield bond in Golar Partners	—	—	—	—	(841)
Loss on disposal of available-for-sale securities	—	—	—	—	754
Change in market value of derivatives	(7,289)	13,585	15,724	(43,254)	(55,776)
Other current and long-term assets	(3,066)	69,669	(10,177)	(16,916)	(18,970)
Other current and long-term liabilities	9,716	(322)	2,268	13,140	24,065
Net foreign exchange loss (gain)	406	(297)	(433)	(304)	(277)
Impairment of long-term assets	—	—	—	—	500
Net cash provided by operating activities	18,976	73,372	11,384	57,474	67,722

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2014	2014	2014	2013	2013
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(135)	(813)	(2,359)	(581)	(802)
Additions to newbuildings	(242,715)	(262,433)	(701,756)	(386,563)	(733,353)
Additions on assets under development	(73,786)	(165,078)	(238,864)	—	—
Short-term loan granted to third party	—	—	—	(11,960)	(11,960)
Receipt from short-term loan receivable from third party	—	—	—	484	—
Repayment of short-term loan granted to third party	—	—	—	—	2,469
Short-term loan granted to Golar Partners	—	—	(20,000)	(20,000)	(20,000)
Repayment of short-term loan granted to Golar Partners	—	—	—	—	20,000
Additions to investments	—	—	—	(2,620)	(5,649)
Proceeds from disposal of business to Golar Partners, net of cash disposed	7,271	—	155,319	117,517	119,927
Additions to available-for-sale securities			—	(12,400)	(12,400)
Proceeds from disposal of investments in available-for-sale securities	—	—	—	—	99,210
Proceeds from disposal of high yield bond in Golar Partners	—	—	—	—	34,483
Restricted cash and short-term investments	—	23,433	23,433	(24,983)	(24,992)
Net cash used in investing activities	(309,365)	(404,891)	(784,227)	(341,106)	(533,067)

FINANCING ACTIVITIES
Proceeds from issuance of equity	(635)	661,582	660,947	—	—
Proceeds from short-term debt	—	—	67,559	—	—
Proceeds from long-term debt (including related parties)	279,872	127,933	569,075	—	306,358
Repayments of short-term and long-term debt (including related parties)	(2,350)	(130,591)	(135,291)	(7,050)	(9,400)
Financing costs paid	(2,956)	(1,478)	(10,809)	(5,538)	(22,612)
Cash dividends paid	(78,223)	—	(114,494)	(72,712)	(108,976)
Proceeds from exercise of share options	2	177	513	267	608
Net cash provided by (used in) financing activities	195,710	657,623	1,037,500	(85,033)	165,978
Net (decrease) increase in cash and cash equivalents	(94,679)	326,104	264,657	(368,665)	(299,367)
Cash and cash equivalents at beginning of period	484,683	158,579	125,347	424,714	424,714
Cash and cash equivalents at end of period	390,004	484,683	390,004	56,049	125,347

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319

Net income	—	—	—	—	131,402	131,402
Dividends	—	—	—	—	(72,712)	(72,712)
Grant of share options	—	416	—	—	—	416
Exercise of share options	33	521	—	—	(287)	267
Other comprehensive income	—	—	—	36,458	—	36,458

Balance at September 30, 2013	80,537	654,979	200,000	17,728	906,906	1,860,150

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

Net loss	—	—	—	—	(3,470)	(3,470)
Dividends	—	—	—	—	(114,494)	(114,494)
Exercise of share options	51	787	—	—	(325)	513
Grant of share options	—	314	—	—	—	314
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947
Other comprehensive income	—	—	—	45,858	—	45,858

Balance at September 30, 2014	93,281	1,305,416	200,000	39,101	756,007	2,393,805

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 26, 2014	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer